UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

SCHEDULE 13D/A

[Rule 13d-101]

Under the Securities Exchange Act of 1934

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO SECTION 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO SECTION 240.13D-2(a)

Bonds.com Group, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

098003106

(CUSIP Number)

H. Eugene Lockhart

c/o: Bonds.com Group, Inc.

529 5th Avenue, 8th Floor

New York, NY 10017

Copies to:

Mark A. Danzi, Esq.

Hill, Ward & Henderson, P.A.

101 E. Kennedy Boulevard, 37th Floor

Tampa, Florida 33602

(Name, Address and Telephone Number of PersonAuthorized to Receive Notices and Communications)

May 30, 2012

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [           ]

CUSIP No.: 098003106

1.

Name of reporting person:

H. Eugene Lockhart

2.

Check the appropriate box if a member of group

(a)

[  ]

(b)

[  ]

3.

SEC use only

4.

Source of Funds

OO

5.

Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) [   ]

6.

Citizenship or Place of Organization:

United States Citizen

Number of shares beneficially owned by each reporting person with:

7.

Sole voting power:  7,557,767*

8.

Shared voting power:

9.

Sole dispositive power:  7,557,767*

10.

Shared dispositive power:

11.

Aggregate amount beneficially owned by each reporting person:

7,557,767*

12.

Check if the aggregate amount in row (11) excludes certain shares  [  ]

13.

Percent of class represented by amount in row (11):

6.75%

14.

Type of reporting person:

IN

*

Of the 7,557,767 shares of common stock, par value $0.0001 per share (the “Common Stock”) reported in this Schedule 13D (a) 6,157,767 represent shares the Reporting Person has the right to acquire within 60 days upon the exercise of a stock option for an exercise price of $0.075 per share, which was granted to the Reporting Person by Bonds.com Group, Inc. on July 14, 2011 (the “July 2011 Option”) and (b) 1,400,000 represent shares the Reporting Person has the right to acquire within 60 days upon the exercise of a stock option for an exercise price of $0.07 per share, which was granted to the Reporting Person by Bonds.com Group, Inc. on May 30, 2012 (the “May 2012 Option”).  The July 2011 Option is exercisable for up to an aggregate of 6,157,767 shares of Common Stock, all of which were vested immediately upon the date of grant.  The July 2011 Option expires on July 14, 2018.  The May 2012 Option is exercisable for up to an aggregate of 1,400,000 shares of Common Stock, all of which were vested immediately upon the date of grant.  The May 2012 Option expires on May 30, 2019.

Statement on Schedule 13D

This Amendment No. 1 to Statement on Schedule 13D (this “Amendment No. 1”) amends the Statement on Schedule 13D of H. Eugene Lockhart filed with the Securities and Exchange Commission on July 25, 2011 (the “Statement”).  Except as specifically amended by this Amendment No. 1, the Statement remains in full force and effect.  Capitalized terms used and not otherwise defined in this Amendment No. 1 shall have the meanings given to them in the Statement.  The information set forth in response to each separate Item shall be deemed to be a response to all Items where such information is relevant.

The following Items of the Statement are amended as follows:

Item 3.

Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended by adding the following thereto:

On May 30. 2012, the Issuer granted to the Reporting Person a stock option exercisable for up to an aggregate of 1,400,000 shares of Common Stock at an exercise price per share of $0.07, which was fully vested immediately upon the date (the “May 2012 Option”).  The May 2012 Option expires on May 30, 2019.

Item 4.

Purpose of Transaction.

Item 4 is hereby amended by adding the following thereto:

The Issuer granted to the Reporting Person the May 2012 Option as compensation and incentive for the Reporting Person’s service on the Issuer’s Board of Directors.

Item 5.

Interest in Securities of the Issuer.

Item 5(a) is hereby amended and restated in its entirety as follows:

(a)

As of the date hereof, 7,557,767 shares of Common Stock may be deemed beneficially owned by the Reporting Person.  Such shares represent approximately 6.75% of the issued and outstanding shares of Common Stock, based on 104,354,190 shares of Common Stock outstanding as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 21, 2012 plus the 7,557,767 shares of Common Stock underlying the options granted to the Reporting Person.  The Reporting Person has the right to acquire such shares within 60 days from the date of this Statement upon the exercise of a stock option.

Item 6.

Contracts, Understanding, Arrangements and Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and restated in its entirety as follows:

The information contained in Item 4 above is incorporated herein by reference.

The Reporting Person was designated as a director of the Issuer by Oak Investment Partners XII, Limited Partnership pursuant to rights granted to Oak Investment Partners XII, Limited Partnership under a Series E Stockholders Agreement among the Issuer, Oak Investment Partners XII, Limited Partnership and certain other stockholders of the Issuer dated December 5, 2011, as subsequently amended (the “Series E Stockholders Agreement”).  The Series E Stockholders Agreement supersedes and replaces in its entirety the Stockholders Agreement among the Issuer, Oak Investment Partners and certain other stockholders of the Issuer dated February 2, 2011.

Item 7.

Material to Be Filed as Exhibits.

Item 7 is hereby amended by adding reference to the following additional exhibit:

Exhibit 2

Series E Stockholders Agreement, dated December 5, 2011, by and among Oak Investment Partners XII, Limited Partnership and the Issuer, Daher Bonds Investment Company, Mida Holdings, GFINet, Inc., UBS Americas, Inc., Bonds MX, LLC and Robert Jones incorporated by reference to Current Report of Form 8-K filed on December 9, 2011 by the Issuer as original Exhibit Number 10.4 (SEC File No. 000-51076)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: June 6, 2012

/s/H.Eugene Lockhart

H. Eugene Lockhart